May 02, 2016

To: United States Security and Exchange Commission

Re:   Conversation Institute, Inc.

Amendment no. 3 to Registration Statement on Form S-1

Filed October 01, 2015

File No. 333-203666

In regards to your request; please find below your comment and our response.

 General

1.

Update the financial statements in the filing to include audited period ended December 31, 2015.

Response: We have updated the financial statements in the filing to include the audited period ended December 31, 2015. We have attached also an updated consent letter from auditor.

www.conversationinstitute.com